Dubai International Airport, United Arab Emirates Joaquín Estrada CEMEX Asia, Middle East & Africa Exhibit 7

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, as well as any inherent risk to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the availability of short-term credit lines, assisting in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions including disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements , including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements, after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

16.4% EBITDA margin EBITDA variation ($ M) 14.4% 14.3% -2.1pp Philippines and Israel represent about 80% of EBITDA for the region Var. cost & dist. 2018 Like-to-like Fixed cost & other Pricing effective in offsetting input-cost inflation

-2% 1) Domestic gray cement Cement1 Ready-mix Aggregates +3% +0.3% Double-digit industry volume growth in the Philippines in first 9 months disrupted by landslide Challenge to recover input cost inflation in Egypt Mid-single-digit volume growth in Israel and UAE Achieved record volumes in Israel Focusing on profitable markets in Egypt Achieved record volumes in Israel Optimizing footprint in rest of markets +4% Volume growth Price growth (In USD) +2% +4% Healthy volume growth in key markets

AME&A (USD/ton) Philippines (USD/ton) Egypt (USD/ton) +16% 2017 2018 Cement unitary production cost1 +10% 2017 2018 +28% 2017 2018 1) Data considers variable production cost +7% +11% w/o Naga landslide w/o subsidies removal Input cost inflation expected to normalize going forward Cement cost increase due to energy and Philippines’ landslide

A Stronger CEMEX initiatives already in place Identified savings ($ M)

1) Based on kiln capacity Reaching 7.2 M tons of cement capacity by 4Q 2020 Philippines cement industry (M tons) ‘16 ‘17 ‘18 ’19e ´20e ’21e ´22e Demand Nominal capacity1 107% 119% 133% 120% 121% 113% 114% Demand as % of operational capacity1 Investing in one of the fastest growing markets in the world Operational capacity1

Resilient housing sector and mega projects Supply-side adjustment is necessary UAE 9% Dubai hosting Expo 2020 and infrastructure expansion Robust housing sector with more affordable pricing Demand outlook for region remains robust 1) Percentages refer to 2018 EBITDA before eliminations of AME&A Philippines 40% Israel 39% Egypt 12% Demand buoyed by middle-class growth, urbanization and persistent affordable housing deficit Public construction growth supported by government’s ambitious infrastructure program Major infrastructure projects Growing formal housing sector generating record volumes Industrial & Commercial backed by solid economy Country (% of EBITDA1)

What to expect from us Build on safety performance improvements Focus on profitable markets Pricing efforts to at least recover energy input-cost inflation Optimization of supply-chain costs Maintain the highest kiln operational efficiency in CEMEX Successful execution of Philippines plant expansion Continue supporting community-related programs mainly in Philippines and Egypt

Dubai International Airport, United Arab Emirates